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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)   *

MI Developments Inc.
(Name of Issuer)
Class A Subordinate Voting Shares
(Title of Class of Securities)
55304X104
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
January 1, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 46 Pages

Exhibit Index Found on Page 45

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 509,830
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 509,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,830
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 395,775
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 395,775
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,775
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,600
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners III, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 33,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Offshore Investors II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 579,440
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 579,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,440
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon FCP, Ltd.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 130,570
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 130,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,570
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon FCIP, Ltd.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 128,325
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 128,325
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,325
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 8 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon FCOI II, Ltd.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 187,947
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 187,947
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,947
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 9 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,659,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,659,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,659,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 10 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,006,787
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,006,787
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,787
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 11 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Duhamel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,666,187
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,666,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,666,187
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,666,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Daniel J. Hirsch [See Item 2]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,666,187
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,666,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monica R. Landry
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,666,187
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,666,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. MacMahon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,666,187
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,666,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Mellin
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,666,187
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,666,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Millham
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,666,187
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,666,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jason E. Moment
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,666,187
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,666,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ashish H. Pant
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,666,187
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,666,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,666,187
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,666,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew J. M. Spokes
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,666,187
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,666,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas F. Steyer
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,666,187
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,666,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 23 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard H. Voon [See Item 2]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,666,187
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,666,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 24 of 46 Pages

13D

CUSIP No. 55304X104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 3,666,187 Class A Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,666,187
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,666,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,187
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 25 of 46 Pages

            This Amendment No. 6 to Schedule 13D amends the Schedule 13D initially filed on May 11, 2006 (together with all prior and current amendments thereto, this “Schedule 13D”).

Item 2. Identity And Background

Item 2 is amended and restated in its entirety as follows:

(a)       This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Class A Shares held by it;

(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Class A Shares held by it;

(iii)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Class A Shares held by it;

(iv)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Class A Shares held by it; and

(v)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Class A Shares held by it.

FCP, FCIP, FCIP II, FCIP III and FCOI II are together referred to herein as the “Farallon Funds.”

The Farallon Trusts

(vi)	Farallon FCP, Ltd., a Delaware statutory trust (the “FCP Trust”), with respect to the Class A Shares held by it;

(vii)	Farallon FCIP, Ltd., a Delaware statutory trust (the “FCIP Trust”), with respect to the Class A Shares held by it; and

(viii)	Farallon FCOI II, Ltd., a Cayman Islands trust (the “FCOI II Trust”), with respect to the Class A Shares held by it.

The FCP Trust, the FCIP Trust and the FCOI II Trust are together referred to herein as the “Farallon Trusts.”

The Management Company

Page 26 of 46 Pages

(ix)

Farallon Capital Management, L.L.C., a Delaware limited liability company (the “Management Company”), with respect to the Class A Shares held by an account (the “Parent Managed Account”) and its wholly-owned subsidiary (the “Subsidiary Managed Account” and, together with the Parent Managed Account, the “Managed Accounts”), each as managed by the Management Company.

The Farallon General Partner

(x)

Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is the general partner of each of the Farallon Funds and a trustee of each of the Farallon Trusts, with respect to the Class A Shares held by each of the Farallon Funds and Farallon Trusts, as applicable.

The Farallon Managing Members

(xi)

The following persons, each of whom is a managing member of both the Farallon General Partner and the Management Company, with respect to the Class A Shares held by the Farallon Funds, the Managed Accounts and the Farallon Trusts: William F. Duhamel (“Duhamel”), Richard B. Fried (“Fried”), Daniel J. Hirsch (“Hirsch”), Monica R. Landry (“Landry”), Douglas M. MacMahon (“MacMahon”), William F. Mellin (“Mellin”), Stephen L. Millham (“Millham”), Jason E. Moment (“Moment”), Ashish H. Pant (“Pant”), Rajiv A. Patel (“Patel”), Andrew J. M. Spokes (“Spokes”), Thomas F. Steyer (“Steyer”), Richard H. Voon (“Voon”) and Mark C. Wehrly (“Wehrly”).

Duhamel, Fried, Hirsch, Landry, MacMahon, Mellin, Millham, Moment, Pant, Patel, Spokes, Steyer, Voon and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

This Schedule 13D reports that effective as of January 1, 2009, each of Hirsch and Voon became a managing member of the Farallon General Partner and the Management Company, and, as such, may be deemed the beneficial owner of the Class A Shares deemed beneficially owned by such entities.

(b)      The address of the principal business office of (i) the Farallon Funds, the Farallon Trusts, the Farallon General Partner and the Management Company is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(c)       The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of each of the Farallon Trusts is to liquidate over time any assets transferred to it (see Item 4). The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds and a trustee of the Farallon Trusts. The principal business of the Management Company is

Page 27 of 46 Pages

that of a registered investment adviser. The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The citizenship of each of the Farallon Funds, the Farallon Trusts, the Farallon General Partner and the Management Company is set forth above.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3. Source And Amount Of Funds And Other Consideration

Item 3 is supplemented to report the following:

Internal Transfers

As of January 1, 2009, each of FCP, FCIP and FCOI II transferred to its corresponding Farallon Trust a portion of its assets, including the Class A Shares reported herein by such Farallon Trust. As a result of such transfer, the FCP Trust received 130,570 Class A Shares from FCP, the FCIP Trust received 128,325 Class A Shares from FCIP and the FCOI II Trust received 187,947 Class A Shares from FCOI II. None of the Farallon Trusts paid consideration for receipt of the transferred Class A Shares.

Item 4. Purpose Of The Transaction

Item 4 is amended and restated in its entirety as follows:

Investment Purpose

The purpose of the acquisition of the Class A Shares was for investment, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

As to the Class A Shares held by the Farallon Funds and the Subsidiary Managed Account, although such entities do not have any specific plan or proposal to acquire, transfer or dispose of the Class A Shares, consistent with their investment purpose, such entities at any time and from time to time may acquire additional Class A Shares or other securities of the Company or transfer or dispose of any or all of their Class A Shares depending upon an ongoing evaluation of the investment in the Class A Shares, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Persons and/or other investment considerations. None of such Reporting Persons

Page 28 of 46 Pages

has made a determination regarding a maximum or minimum number of Class A Shares or other securities of the Company which it may hold at any point in time.

The Farallon Trusts intend to liquidate over time. The timing and amount of the disposal of any particular asset, including the Class A Shares, will depend upon an ongoing evaluation of the asset in question, prevailing market conditions, regulatory restrictions (if any) and/or other investment considerations. The Management Company expects to dispose of the Class A Shares held by the Parent Managed Account over time, subject to considerations comparable to those noted in the preceding sentence.

Also, consistent with their investment intent, certain Reporting Persons may engage in communications regarding the Company with, without limitation, one or more officers of the Company, one or more members of the Board and/or one or more shareholders of the Company. Such communications may concern, without limitation, the Company's operations, structure, potential reorganization plan(s) and financial relationship with MECA (as defined below), as well as any other potential strategies to maximize shareholder value.

Letters to Board of Directors

As disclosed in Amendment No. 5 to the Schedule 13D, on October 17, 2008, the Management Company submitted a letter to the Board of Directors (the “Board”) of the Company regarding the Company’s investment in Magna Entertainment Corp. (“MECA”). A copy of the letter is attached to such amendment to Schedule 13D filed with the Securities and Exchange Commission on October 17, 2008. As disclosed in Amendment No. 4 to the Schedule 13D, on August 25, 2008, the Management Company delivered a letter to the Board urging the Board to resume work with management and the Company's chairman Frank Stronach on a reorganization proposal for the Company that would be capable of receiving widespread shareholder support.

Plans or Proposals

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer

Item 5 is amended and restated in its entirety as follows:

(a)	The Farallon Funds

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 46,160,564 Class A Shares outstanding as reported by the Company in its Annual Report on Form 40-F for the fiscal

Page 29 of 46 Pages

 year ended December 31, 2007 filed with the Securities and Exchange Commission on March 28, 2008.

(c)

The transfer date and number of Class A Shares transferred for each transaction by the Farallon Funds in the past 60 days which is not a purchase or sale are set forth on Schedules A-D hereto and are incorporated herein by reference. The trade date number of Class A Shares purchased or sold and the price per Class A Share (including commissions) for all purchases and sales of the Class A Shares by the Farallon Funds in the past 60 days are set forth in Schedules A-D herein and are incorporated by reference.

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Class A Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

(b)	The Farallon Trusts

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Trust is incorporated herein by reference.

(c)

The transfer dates and number of Class A Shares transferred to each Farallon Trust from the applicable Farallon Fund in the past 60 days are set forth on Schedules E-G herein and are incorporated herein by reference. No consideration was paid for any such transfers. The trade date number of Class A Shares purchased or sold and the price per Class A Share (including commissions) for all purchases and sales of the Class A Shares by the Farallon Trusts in the past 60 days are set forth in Schedules E-G herein and are incorporated by reference.

(d)

The Farallon General Partner in its capacity as trustee of the Farallon Trusts has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Class A Shares held by the Farallon Trusts as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

(c)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)	As of January 1, 2009, the Management Company effected a transfer of certain Class A Shares from the Parent Managed Account to the Subsidiary

Page 30 of 46 Pages

 Managed Account. The trade date and number of Class A Shares purchased or sold and the price per Class A Share (including commissions) for all purchases and sales of the Class A Shares by the Managed Accounts in the past 60 days are set forth in Schedule H herein and are incorporated by reference.

(d)

The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Class A Shares held by the Managed Accounts as reported herein. The Farallon Individual Reporting Persons are managing members of the Management Company.

(e)	Not applicable.

(d)	The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Class A Shares held by the Farallon Funds and the Farallon Trusts as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

(e)	The Farallon Individual Reporting Persons

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Class A Shares held by the Farallon Funds and the Farallon Trusts as reported herein. The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Class A Shares held by the Managed Accounts as reported herein. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

(e)	Not applicable.

Page 31 of 46 Pages

The Class A Shares reported hereby for the Farallon Funds and the Farallon Trusts are owned directly by the Farallon Funds and the Farallon Trusts, as applicable, and those reported by the Management Company on behalf of the Managed Accounts are owned directly by the Managed Accounts. The Management Company, as investment adviser to the Managed Accounts, may be deemed to be the beneficial owner of all such Class A Shares owned by the Managed Accounts. The Farallon General Partner, as general partner to the Farallon Funds and trustee to the Farallon Trusts, may be deemed to be the beneficial owner of all such Class A Shares owned by the Farallon Funds and the Farallon Trusts. The Farallon Individual Reporting Persons, as managing members of both the Farallon General Partner and the Management Company with the power to exercise investment discretion, may each be deemed to be the beneficial owner of all such Class A Shares owned by the Farallon Funds, the Farallon Trusts and the Managed Accounts. Each of the Management Company, the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Class A Shares.

Item 6. Contracts, Arrangements, Understandings Or

             Relationships With Respect To Securities Of The Issuer

             Item 6 is amended and restated in its entirety as follows:

             Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 8 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

Page 32 of 46 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2009

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf,

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

and as a Trustee of

FARALLON FCP, LTD.,

FARALLON FCIP, LTD. and

FARALLON FCOI II, LTD.

By Monica R. Landry,

Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

By Monica R. Landry,

Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact

for each of William F. Duhamel, Richard B. Fried, Daniel J. Hirsch, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Thomas F. Steyer, Richard H. Voon and Mark C. Wehrly

The Power of Attorney executed by each of Duhamel, Fried, MacMahon, Mellin, Millham, Moment, Pant, Patel, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2007 by such Reporting Persons with respect to the Common Stock of Armor Holdings, Inc., is hereby incorporated by reference. The Power of Attorney executed by Spokes authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2007 by such Reporting Person with respect to the Common Stock of Global Gold Corporation, is hereby incorporated by reference. The Power of Attorney executed by each of Hirsch and Voon authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed

Page 33 of 46 Pages

with the Securities and Exchange Commission on January 6, 2009 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings, Inc., is hereby incorporated by reference.

Page 34 of 46 Pages

ANNEX 1

Set forth below with respect to the Management Company and the Farallon General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each Farallon Individual Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as investment adviser to various managed accounts
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Gregory S. Swart, Richard H. Voon and Mark C. Wehrly, Managing Members.

2.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as general partner to investment partnerships and trustee to related trusts
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Gregory S. Swart, Richard H. Voon and Mark C. Wehrly, Managing Members.

3.	Managing Members of the Management Company and the Farallon General Partner

Each of the managing members of the Management Company and the Farallon General Partner other than Ashish H. Pant, Andrew J.M. Spokes and Gregory S. Swart is a citizen of the United States. Ashish H. Pant is a citizen of India. Andrew J. M. Spokes is a citizen of the United Kingdom. Gregory S. Swart is a citizen of New Zealand. The business address of each of the managing members of the Management Company and the Farallon General Partner is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of both the Management Company and the Farallon General Partner. The principal occupation of each other managing member of the Management Company and the Farallon General Partner is serving as a managing member of both the

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 Management Company and the Farallon General Partner. None of the managing members of the Management Company and the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

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SCHEDULE A

FARALLON CAPITAL PARTNERS, L.P.

TRANSFER DATE	NO. OF CLASS A SHARES TRANSFERRED*	PRICE PER CLASS A SHARE
01/01/09	130,570	N/A

*Transferred to Farallon FCP, Ltd.

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SCHEDULE B

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

TRANSFER DATE	NO. OF CLASS A SHARES TRANSFERRED*	PRICE PER CLASS A SHARE
01/01/09	128,325	N/A

*Transferred to Farallon FCIP, Ltd.

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SCHEDULE C

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

TRADE DATE	NO. OF CLASS A SHARES SOLD	PRICE PER CLASS A SHARE
01/05/09	4,600	$7.87
01/06/09	900	$7.88

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SCHEDULE D

FARALLON CAPITAL OFFSHORE INVESTORS II, L.L.C.

TRANSFER DATE	NO. OF CLASS A SHARES TRANSFERRED*	PRICE PER CLASS A SHARE
01/01/09	187,947	N/A

*Transferred to Farallon FCOI II, Ltd.

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SCHEDULE E

FARALLON FCP, LTD.

TRADE/TRANSFER DATE	NO. OF CLASS A SHARES ACQUIRED (A) OR SOLD (S)	PRICE PER CLASS A SHARE
01/01/09	130,570 (A)	N/A
01/05/09	35,700 (S)	$7.87
01/05/09	100 (S)	$7.88
01/06/09	3,500 (S)	$7.88

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SCHEDULE F

FARALLON FCIP, LTD.

TRADE/TRANSFER DATE	NO. OF CLASS A SHARES ACQUIRED (A) OR SOLD (S)	PRICE PER CLASS A SHARE
01/01/09	128,325 (A)	N/A
01/05/09	35,700 (S)	$7.87
01/05/09	100 (S)	$7.88
01/06/09	3,500 (S)	$7.88

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SCHEDULE G

FARALLON FCOI II, LTD.

TRADE/ TRANSFER DATE	NO. OF CLASS A SHARES ACQUIRED	PRICE PER CLASS A SHARE
01/01/09	187,947	N/A

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SCHEDULE H

FARALLON CAPITAL MANAGEMENT, L.L.C.

TRADE DATE	NO. OF CLASS A SHARES SOLD (S)	PRICE PER CLASS A SHARE
01/05/09	110,198	$7.87
01/05/09	515	$7.88
01/06/09	17,100	$7.88
01/07/09	100	$7.86

01/05/09	54,200	$7.87
01/05/09	100	$7.88
01/06/09	5,100	$7.88

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EXHIBIT INDEX

EXHIBIT 8	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

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EXHIBIT 8

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: January 9, 2009

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf,

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

and as a Trustee of

FARALLON FCP, LTD.,

FARALLON FCIP, LTD. and

FARALLON FCOI II, LTD.

By Monica R. Landry,

Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

By Monica R. Landry,

Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact

for each of William F. Duhamel, Richard B. Fried, Daniel J. Hirsch, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Andrew J. M. Spokes, Thomas F. Steyer, Richard H. Voon and Mark C. Wehrly

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